UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
August 31, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES

SIGNATURES
Date August 31, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to supply new wood handling and bleaching lines, and a washing rebuild for Klabin S.A., Brazil

(Helsinki, Finland, August 31, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)

Metso Paper has received an order to supply the Klabin S.A. Telêmaco Borba mill in the Brazilian state of Paraná with new wood handling and bleaching lines, as well as a rebuild of the kraft liner washing line. The order value is approximately EUR 40 million and the start-up is scheduled for the 4th quarter of 2007.

Metso Paper will supply all the ordered systems as EPC (Engineered, Procured, Constructed) packages, including start-up and training but excluding civil works, etc.

The wood handling system is designed to process over 350 m3/h of eucalyptus wood, which will be one of the biggest in the world. The process is specially designed to handle eucalyptus wood species and includes all the equipment for debarking, chipping, chip handling and bark handling.

The new bleaching process includes presses in each stage of bleach plant washing. The presses are known to enable the lowest chemical consumption and effluent volumes. To improve kraft liner line washing, a wash press will be installed to operate as the last washing stage.

Klabin is the largest paper and board manufacturer and exporter in Brazil. The company is the leader in production of packaging paper and board, corrugated boxes and industrial sacks.

Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.

www.metso.com

For further information, please contact:
Par-Erik Larsson, Area Vice President, Fiber Business Line, South America, Metso Paper,
tel. +55 15 2102 9816
Jari Koikkalainen, Senior Vice President Sales and CRM, Fiber Business Line, Metso Paper, tel. +358
40 838 8950
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.